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18005831

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SEC
Mail Processing
Section
FEB 28 2018
Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli C. Edwards 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premier Pkwy, Ste. 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

SBG

SMITH, BROWN AND GROOVER, INC.

WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2017

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

Signature

President

Title

Notary Public

THOMAS E BARFIELD JR NOTARY PUBLIC STATE OF GEORGIA BIBB COUNTY EXPIRES NOV 26, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

We have served as Smith, Brown & Groover, Inc.'s auditor since 2016.

Dultuh, Georgia

Feburary 26, 2018

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	191,770
Cash in segregated accounts		100,707
Cash - clearing service escrow deposit		50,102
Securities owned, at fair value		413,148
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $147,495		456,661
Prepaid expenses		28,866
Commissions receivable		3,260
Note receivable from Stockholder		1,213
Receivable from clearing broker		8,681
Employee advances		105,600
Fees receivable		105,000
Total assets	$	1,465,008
LIABILITIES		
Payable to customers	$	1,414
Income taxes payable		10,458
Deferred tax liability		83,905
Accounts payable, accrued expenses and other liabilities		115,807
Total liabilities		211,584
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		1,230,093
		1,256,093
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		1,253,424
Total liabilities and stockholder's equity	$	1,465,008

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2017

REVENUES	
Revenue from sale of investment company shares	$ 1,937,388
Securities commissions	1,230,502
Investment advisory fees	590,114
Net trading income (loss)	103,734
Interest	19,832
Margin interest	3,411
Other revenue related to securities business	452
Gain on disposal of assets	382
Total revenues	3,885,815
EXPENSES	
Compensation and benefits	2,700,127
Occupancy and equipment costs	173,403
Exchange, clearance fees and expenses	171,151
Other	155,165
Regulatory fees and expenses	134,462
Communications	124,668
Data processing costs	39,904
Losses in error account and bad debts	7,569
Total expenses	3,506,449
INCOME BEFORE INCOME TAX PROVISION	379,366
PROVISION FOR INCOME TAXES	
Deferred income tax provision	65,699
Current income tax provision	30,958
	96,657
NET INCOME	$ 282,709

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2017	260	$ 26,000	$ 987,384	$ (2,669)	$ 1,010,715
Dividends on common stock, $153.85 per share			(40,000)		(40,000)
Net income			282,709		282,709
Balances at December 31, 2017	260	$ 26,000	$1,230,093	$ (2,669)	$ 1,253,424

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 282,709
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	48,298
Gain on disposal of assets	(382)
(Increase) decrease in:	
Cash segregated under federal and other regulations	(20,621)
Securities owned, net	(2,897)
Prepaid expenses and income taxes	(7,148)
Income tax refunds receivable	70,033
Commissions receivable	18,572
Receivable from clearing broker	(8,681)
Fees receivable	(30,000)
Employee advances	(66,600)
Increase (decrease) in:	
Payable to customers	947
Payable to clearing broker	(910)
Income taxes payable	10,458
Accounts payable and other liabilities	51,300
Deferred tax liability	65,699
Net cash provided by operating activities	410,777
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and leasehold improvements	(329,345)
Proceeds from sale of asset	1,000
Loan with shareholder, net	10,461
Net cash used by investing activities	(317,884)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(40,000)
Net cash used by financing	(40,000)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2017

NET INCREASE IN CASH	$ 52,893
CASH AND CASH EQUIVALENTS, beginning	138,877
CASH AND CASH EQUIVALENTS, ending	$ 191,770
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 168
Income taxes paid	$ 20,500

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area. The subsidiary, SBG Transportation, LLC, is wholly-owned by Smith, Brown & Groover, Inc. and was formed December 8, 2017, to provide travel services to Smith, Brown & Groover, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include the accounts of Smith, Brown & Groover, Inc. and its wholly-owned subsidiary, SBG Transportation, LLC. The consolidated entities are referred to as the "Company" throughout these notes. All significant inter-company transactions have been eliminated.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.* As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $48,298.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing broker represents commissions receivable from the clearing broker in excess of clearing and administrative fees due to the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and money market funds. Money market funds held in the investment account are treated as investments. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $67,793 for the year ended December 31, 2017.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2017, cash of $75,000 is segregated in a reserve account.

As of December 31, 2017, cash of $25,707 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

4. FAIR VALUE MEASUREMENT (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 and Level 2 type assets measured on a recurring basis as of December 31, 2017:

	Fair Value	Level 1	Level 2
Money market funds	$ 304,241	$ -	$ 304,241
Corporate stocks	108,907	108,907	-
	$ 413,148	$ 108,907	$ 304,241

Total marketable securities at cost were $401,574. Net unrealized gain from market value depreciation was $11,574 during the year ended December 31, 2017.

There were no Level 3 inputs as of December 31, 2017. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$ 122,659
Leasehold improvements	51,197
Airplane	283,000
Automobiles	147,300
	604,156
Less accumulated depreciation	(147,495)
	$ 456,661

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2017, the Company had net capital, as defined by Rule 15c3-1 of $533,662, which is $233,662 above its required net capital of $250,000. The Company's net capital ratio was .24 to 1.

7. SHORT-TERM LOANS

The Company has a $400,000 line of credit with Renasant Bank, with interest accrued on the outstanding balance at the prime rate. At December 31, 2017, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $39,464.

9. RELATED PARTY TRANSACTIONS

Operating Leases

The Company has an operating lease for office space with the stockholder. Rent is $11,000 per month for a term of 5 years beginning January 1, 2016, and ending on December 31, 2020. The lease rate can be adjusted annually but not by more than 10% per annum. Future minimum annual lease payments for the term of the office lease are $396,000. Total rent paid under the lease was $132,000 for the year ended December 31, 2017.

In February 2017, the Company entered into an operating lease for warehouse space with the stockholder. Rent is $500 per month for a term of 5 years beginning February 1, 2017 and ending January 31, 2022. Future minimum annual lease payments for the term of the warehouse lease are $24,500. Total rent paid under the lease was $5,500 for the year ended December 31, 2017.

9. RELATED PARTY TRANSACTIONS (continued)

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The components of the provision for income taxes at December 31, 2017 is as follows:

Current expense:		
Federal	$	24,730
State		6,228
		30,958
Deferred expense (benefit):		
Federal		49,771
State		15,928
		65,699
Total income tax provision	$	96,657

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(83,905)
Deferred tax assets		-
Net deferred tax liability	$	(83,905)

The deferred tax liability results from the timing differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The primary sources of these differences are between the tax and book basis of depreciable property and marketable securities.

In December 2017, the United States made significant changes to its tax laws. Because a change in tax law is accounted for in the period of enactment, the retroactive effects cannot be recognized in the Company's prior financial results and instead will be reflected in the Company's 2017 financial statements. The deferred tax liabilities have been valued using the newly enacted federal tax rate of 21%. An estimated benefit of approximately $10,692 has been recognized in the tax provision for the year ended December 31, 2017.

10. INCOME TAXES (continued)

The Company's provision for 2017 income taxes differs from applying the statutory U. S. income tax rate to income before income taxes. The primary differences result from a provision for state income taxes, a flat tax rate effective in 2018 for deferred income taxes, meals and entertainment are not deductible for income tax purposes, unrealized gains on investments are not taxable until realized and the Company electing to expense a large asset as allowed under federal tax law in 2017, causing federal tax depreciation deduction to be much more than book depreciation expense. Income tax expense computed from applying federal statutory rates to pretax income is $143,157.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. OPERATING LEASES

In addition to the office and warehouse leases disclosed in Note 9, the Company entered into a 60 month non-cancellable lease for a new copier in 2014 that expires October 31, 2019. The non-cancellable lease expense for 2017 was $5,040. The future minimum payments under the lease are:

Year ended December 31,		
2018	$	5,040
2019		4,200
	$	9,240

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $21,853 and is fully protected by the Securities Investor Protection Corporation.

The Company derived 8% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 42% of its total revenue from the sale of annuities during the year ended December 31, 2017. The Company received 75% of its commissions from annuity sales from three issuers.

12. CONCENTRATIONS (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

14. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2018, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2017, and our report thereon dated February 26, 2018, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

Duluth, Georgia

February 26, 2018

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2017

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 655,461
Stockholder's compensation	1,133,434
Clerical salaries	728,776
Insurance - employee benefits	78,197
Payroll taxes	62,995
Profit sharing plan expense	41,264
	2,700,127
OCCUPANCY AND EQUIPMENT COST	
Rent	137,500
Building insurance	2,130
Utilities	26,743
Equipment rental	7,030
	173,403
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,161
Clearing broker administrative fees	54,859
Clearance fees	114,131
	171,151
OTHER	
Automobile expense	19,647
Contributions	1,250
Dues and subscriptions	2,364
Depreciation	48,298
Interest	168
Repairs and maintenance	20,426
Office miscellaneous	19,471
Meals and entertainment	8,272
Conference and travel	21,959
Consulting	11,000
Dues, fees and assessments	2,310
	155,165

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2017

REGULATORY FEES AND EXPENSES		
Professional fees	$	66,584
Insurance - errors and ommissions		15,844
Insurance and bond - required		3,775
Taxes, licenses, and fees		48,259
		134,462
COMMUNICATIONS		
Office supplies		15,379
Telephone		2,639
Postage		9,118
Advertising and marketing		97,532
		124,668
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		7,569
DATA PROCESSING COSTS		
Computer software service and maintenance fees		39,904
	$	3,506,449

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	1,253,424
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		1,253,424
Add:		
Other (deductions) or allowable credits		-
Total capital		1,253,424
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		456,662
Employee loans, uncollateralized		106,813
Prepaid expenses		28,866
Commissions and fees receivable		105,000
Total deductions and/or charges		697,341
Net capital before haircuts on securities positions		556,083
Haircuts on securities:		
Trading and investment securities		
Other securities		22,421
Total haircuts on securities		22,421
Net capital	$	533,662

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	8,512
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	283,662
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	233,662
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		127,679
Total aggregate indebtedness	$	127,679
Percentage of aggregate indebtedness to net capital		24%

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	1,414
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	1,414
105% of total credits over total debits	$	1,485
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	1,485

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2017

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 533,662
Net effect of other audit and closing adjustments on net income and equity	-
	-
Net capital per audited Schedule I	$ 533,662

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.